    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1995
                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                             ---------------------

                            USA WASTE SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     73-1309529
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                                5400 LBJ FREEWAY
                             SUITE 300 -- TOWER ONE
                              DALLAS, TEXAS 75240
                                 (214) 383-7900
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              GREGORY T. SANGALIS
                            USA WASTE SERVICES, INC.
                                5400 LBJ FREEWAY
                             SUITE 300 -- TOWER ONE
                              DALLAS, TEXAS 75240
                                 (214) 383-7900
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:

                                 JOHN T. UNGER
                              SNELL & SMITH, P.C.
                           1000 LOUISIANA, SUITE 3650
                              HOUSTON, TEXAS 77002
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
                                               PROPOSED MAXIMUM     AGGREGATE
   TITLE OF SECURITIES TO BE     AMOUNT TO BE   OFFERING PRICE      OFFERING        AMOUNT OF
           REGISTERED           REGISTERED(1)      PER SHARE          PRICE      REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Common Stock, $.01 par value... 3,172,226 shares     $20.75(1)     $65,823,689      $22,697.82
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(c), on the basis of the closing price for Common Stock on the New York Stock Exchange on October 30, 1995.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1995

                                3,172,226 SHARES

                            USA WASTE SERVICES, INC.

                                  COMMON STOCK

     This Prospectus covers the issuance of a maximum of 3,172,226 shares of common stock, par value $.01 per share (the "Common Stock"), of USA Waste Services, Inc., a Delaware corporation (the "Company"), issuable to holders of the Company's outstanding 8 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures") upon conversion of the Debentures or to Sanders Morris Mundy Inc. (the "Purchaser") under the standby arrangements described under "Standby Arrangements" and the reoffering to the public by the Purchaser of any Common Stock pursuant to such standby arrangements. As of October 25, 1995, Debentures in an aggregate principal amount of $42,032,000 were outstanding.

     On November 1, 1995, the Company called for redemption on December 11, 1995 (the "Redemption Date"), all of its outstanding Debentures at a redemption price of 105.67% of the principal amount of Debentures, plus accrued interest thereon from October 15, 1995, to the Redemption Date (the "Redemption Price"). The Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into the Common Stock of the Company at a conversion price of $13.25 of principal amount of Debentures per share of Common Stock or approximately 75.47 shares of Common Stock for each $1,000 principal amount of Debentures at any time prior to 5:00 p.m. Eastern Time on December 1, 1995 (the "Expiration Time"). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Debentures. No payment or adjustment to the conversion price will be made on account of accrued interest on the Debentures. ANY DEBENTURES NOT SO SURRENDERED FOR CONVERSION PRIOR TO THE EXPIRATION TIME WILL BE REDEEMED FOR CASH ON THE REDEMPTION DATE.

     The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed to purchase from the Company, at the option of the Company, such number of shares (the "Shares") of Common Stock equal to the number of shares of Common Stock (the "Redemption Shares") that would have been issuable upon conversion of the Debentures that are not surrendered for conversion on or prior to the Expiration Time. The purchase price for such shares of Common Stock will be an amount equal to the aggregate Redemption Price of such Debentures. The Purchaser has agreed to remit to the Company not less than 75% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the Redemption Price of the Shares if the number of Redemption Shares is equal to or less than 369,811 shares and not less than 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the Redemption Price of the Shares if the number of Redemption Shares is greater than 369,811 shares. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Expiration Time and has agreed to convert into Common Stock all Debentures which it so purchases. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

     SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK. SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $14.18 PER SHARE AT THE TIME OF CONVERSION, A HOLDER OF DEBENTURES WHO EXERCISES SUCH HOLDER'S CONVERSION RIGHTS WILL RECEIVE COMMON STOCK WITH A MARKET VALUE, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE, GREATER THAN THE AMOUNT OF CASH SUCH HOLDER WOULD OTHERWISE BE ENTITLED TO RECEIVE UPON THE REDEMPTION OF THE DEBENTURES, BEFORE DEDUCTING ANY APPLICABLE TRANSFER TAXES.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              SANDERS MORRIS MUNDY

               THE DATE OF THIS PROSPECTUS IS             , 1995.

     On October 30, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $20.75 per share. If a holder of $1,000 principal amount of Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,566.03, based on the closing price of $20.75 per share. The market price of the Common Stock received upon conversion is subject to fluctuation, and such holder may incur various transaction costs if the Common Stock is sold. See "Price Range of Common Stock and Dividends." Holders of Debentures are urged to obtain current information as to the market price of the Common Stock. So long as the market price of the Common Stock is greater than $14.18 per share at the time of conversion, a holder of Debentures who exercises such holder's conversion rights will receive Common Stock with a market value, plus cash in lieu of any fractional share, greater than the amount of cash such holder would otherwise be entitled to receive upon the redemption of the Debentures, before deducting any applicable transfer taxes. See "Redemption of the Debentures and Alternatives to Redemption."

     Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by it, including shares acquired pursuant to the standby arrangements or through conversion of Debentures acquired by the Purchaser. Each such price when set will not exceed the greater of the last sale or current offering price of the Common Stock on the New York Stock Exchange plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation referred to under "Standby Arrangements." The Purchaser may also make sales to dealers at prices that represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to its right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.

     The outstanding shares of Common Stock and any shares acquired through conversion of Debentures are listed, and the Shares will be listed, on the New York Stock Exchange (the "NYSE").

     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

Available Information.............................     3
Incorporation of Certain Information by
  Reference.......................................     4
The Company.......................................     5
Recent Developments...............................     5
Risk Factors......................................     6
Use of Proceeds...................................     7
Redemption of Debentures and
  Alternatives to Redemption......................     8
Price Range of Common Stock and Dividends.........     9
Capitalization....................................    11
Summary Consolidated Financial Data...............    12
Certain Federal Income Tax Considerations.........    14
Description of Capital Stock......................    15
Standby Arrangements..............................    17
Legal Matters.....................................    18
Experts...........................................    18

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago, Illinois at 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Company's Common Stock is traded on the NYSE and reports, proxy and information statements, and other information concerning the Company may be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document as filed. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the offices of the Commission, and copies of such materials may be obtained therefrom at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS WILL BE AVAILABLE UPON REQUEST FROM CORPORATE SECRETARY, USA WASTE SERVICES, INC., 5400 LBJ FREEWAY, SUITE
300 -- TOWER ONE, DALLAS, TEXAS 75240, TELEPHONE NUMBER 214-383-7900. IN ORDER TO ENSURE TIMELY DELIVER OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A DATE THAT IS AT LEAST FIVE DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A (Amendment No. 1) dated April 25, 1995;

          (2) Current Report on Form 8-K dated February 28, 1994, as filed by Envirofil, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Envirofil") and as amended by Form 8-K/A dated May 11, 1994, including the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993;

          (3) Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 1995 and June 30, 1995;

          (4) Joint Proxy Statement and Prospectus for its 1995 Annual Meeting of Shareholders dated May 19, 1995;

          (5) Current Report on Form 8-K dated June 30, 1995; and

          (6) the description of Common Stock of the Company contained in the Company's Registration Statement on Form 8-B dated July 13, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of filing of the Company's Annual Report on Form 10-K referred to above and prior to the termination of the offering described herein shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that is also incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any and all information incorporated by reference in this Prospectus. Requests for such copies should be directed to Corporate Secretary, USA Waste Services, Inc., (i) if by telephone to (214) 383-7900 and (ii) if by mail to 5400 LBJ Freeway, Suite 300 -- Tower One, Dallas, Texas 75240.

                                  THE COMPANY

     USA Waste is the fourth largest integrated solid waste management company in North America and serves municipal, commercial, industrial and residential customers in 21 states. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. USA Waste owns or operates 29 landfills, 21 transfer stations and 42 collection operations and serves more than 450,000 customers.

     Approximately 54% of the Company's revenues for the six months ended June 30, 1995 was attributable to collection operations, approximately 30% was attributable to landfill operations and approximately 9% was from transfer operations. Of the collection revenues, approximately 44%, 24% and 32% were from commercial, residential, and industrial customers, respectively. The Company focuses primarily on residential, commercial and permanent roll-off customers because such customers tend to provide more predictable waste stream volumes. The Company's average landfill volume for the three months ended June 30, 1995 was approximately 23,500 tons per day.

     The Company intends to capitalize on the consolidation in the solid waste management industry. Key elements of the Company's strategy include (i) increasing productivity and operating efficiencies in existing and acquired operations, (ii) increasing revenues and enhancing profitability through tuck-in acquisitions and (iii) expanding into new markets through acquisitions. The Company seeks to become the low cost operator in each of its markets by increasing productivity and operating efficiencies through implementation of uniform administrative systems, consolidation of collection routes, improvement of equipment utilization, and increases in employee productivity through incentive compensation and training programs. The Company regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations, and pursues acquisitions in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services.

     The Company's executive offices are located at 5400 LBJ Freeway, Suite 300 -- Tower One, Dallas, Texas 75240 (telephone (214) 383-7900). The Company was organized in 1995 as a successor to USA Waste Services, Inc., an Oklahoma corporation organized in 1987. As used in this Prospectus, the terms "the Company" and "USA Waste" refer to USA Waste Services, Inc., a Delaware corporation and its subsidiaries.

                              RECENT DEVELOPMENTS

     The Company materially expanded its operations and markets with its acquisition of Chambers Development Company, Inc. ("Chambers") on June 30, 1995 (the "Chambers Merger"). With the addition of the Chambers operations, which include significant landfill capacity as well as collection and transfer station operations, the Company established its presence in the Mid-Atlantic and southeastern regions of the United States. Since the Chambers Merger, the Company has continued to expand its operations and revenue base through a series of smaller acquisitions that complemented and expanded the Company's operations. The Company has completed nine acquisitions since the Chambers Merger resulting in the addition of four landfills, eight collection operations and eight transfer stations. The Company issued an aggregate of 2,453,000 shares of its Common Stock and paid an aggregate of $11.4 million in cash in connection with these transactions. The acquired operations are based in Arkansas, Georgia, Missouri, Pennsylvania, Texas and Virginia.

     In August 1995, the Company entered into an agreement with the Town of North Hempstead Solid Waste Management Authority in North Hempstead, New York for the management of its solid waste disposal, transfer, transport and recycling operations. The contract has a 15-year term unless terminated earlier in accordance with the agreement (such as in the case of an event of default) and is expected to provide the Company annual revenues of approximately $9 million.

     On October 6, 1995, the Company completed a public offering (the "1995 Offering") of 6,345,625 shares of Common Stock at a price of $19.625 per share. The Company realized proceeds of $118,398,183 before deducting expenses payable by the Company, estimated at $550,000. The Company applied approximately

$29,462,500 of the net proceeds to repayment of the term loan under its bank credit facility. The balance of the net proceeds was used to reduce amounts outstanding under the revolving credit portion of the Company's credit facility. Such amounts may be redrawn by the Company as its needs dictate for use in the expansion of its business, including acquisitions and for general corporate purposes.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following factors should be considered by prospective investors when evaluating an investment in the Common Stock of the Company.

ABILITY TO MANAGE AND MAINTAIN GROWTH

     The Company has experienced rapid growth, primarily through acquisitions. The Company's financial results and prospects depend in large part on its ability to successfully manage and improve the operating efficiencies and productivity of these acquired operations. In particular, there can be no assurance that the Company will able to successfully integrate the operations of Chambers, the Company's largest acquisition to date. Moreover, the ability of the Company to continue to grow will depend on a number of factors, including competition from other waste management companies, availability of attractive acquisition opportunities, availability of working capital, ability to maintain operating margins and the management of costs in a changing regulatory environment. The Company is continually seeking acquisition opportunities and believes that there exists a substantial number of potentially attractive consolidation opportunities in the solid waste management industry. The Company may pursue significant acquisitions if they can be achieved on acceptable terms. There can be no assurance that the Company will be able to continue to expand and successfully integrate operations.

HIGH DEGREE OF LEVERAGE; NEED FOR CAPITAL

     The long-term debt of the Company, including current maturities, as of October 31, 1995, was approximately $400 million. Although the conversion of all of the Debentures will eliminate a portion of such indebtedness, the Company will continue to maintain significant amounts of debt and expects to require additional capital from time to time to pursue its acquisition strategy and to fund internal growth. A portion of the Company's future capital requirements may be provided through future debt incurrences or issuances of equity securities. Future events or conditions that could adversely affect the Company's operations or financial condition may prevent the Company from fulfilling its obligations under its debt agreements or may limit the Company's ability to incur additional indebtedness or issue equity securities.

PROFITABILITY MAY BE AFFECTED BY COMPETITION

     The waste management industry is highly competitive and requires substantial capital resources. The industry consists of a few large national waste management companies as well as numerous local and regional companies of varying sizes and financial resources. The largest national waste management companies have significantly greater financial resources than the Company. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration, and other waste reduction programs that could reduce the volume of solid waste collected or deposited in landfills.

POTENTIAL ADVERSE EFFECT OF GOVERNMENT REGULATIONS

     The Company's operations are subject to, and substantially affected by, extensive federal, state and local laws, regulations, orders and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on the Company's operations that could adversely affect the Company's results, such as limitations on the expansion of disposal facilities, limitations on or banning disposal of out-of-state waste or certain categories of waste, or mandates regarding the disposal of solid waste. Because of heightened public concern, companies in the waste management business, including the Company, may become subject to judicial and administrative proceedings involving federal, state or local agencies. These governmental agencies may seek to impose fines on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations of environmental laws or regulations or to require the Company to remediate environmental problems at its sites or nearby properties, or resulting from its or its predecessors' transportation and collection operations, all of which could have a material adverse effect on the Company. The Company may also be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violations of such permits and licenses, or other matters.

POTENTIAL ENVIRONMENTAL LIABILITY

     The Company is subject to liability for environmental damage its landfills, transfer stations and collection operations have caused or may cause nearby landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances the transportation, treatment or disposal of which was arranged for by the Company or the predecessor owner of operations or assets acquired by the Company. Any substantial liability for environmental damage could materially adversely affect the Company's operating results and financial condition.

DEBENTUREHOLDER CONSIDERATIONS ON CONVERSION OR REDEMPTION

     On October 30, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $20.75 per share. If a holder of $1,000 principal amount of the Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,566.03, based on the closing price of $20.75 per share. The market price of the Common Stock received upon conversion is subject to fluctuation, and such holder may incur various transaction costs if the Common Stock is sold. Holders of Debentures should obtain current information as to the market price of the Common Stock. So long as the market price of the Common Stock is greater than $14.18 per share at the time of conversion, a holder of Debentures who exercises such holder's conversion rights will receive Common Stock with a market value, plus cash in lieu of any fractional share, greater than the amount of cash such holder would otherwise be entitled to receive upon the redemption of the Debentures, before deducting any applicable transfer taxes. See "Redemption of Debentures and Alternatives to Redemption."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the arrangements described under "Standby Arrangements" will be used to redeem any Debentures not surrendered for conversion. Any other amounts received by the Company from the Purchaser pursuant to the profit-sharing arrangement described under "Standby Arrangements" will be used for general corporate purposes. The amount of such proceeds is not determinable at this time. The Company will not receive any cash proceeds from the issuance of Common Stock upon conversion of the Debentures.

            REDEMPTION OF DEBENTURES AND ALTERNATIVES TO REDEMPTION

     The Company has called for redemption at 5:00 p.m., Eastern Time, on December 11, 1995 (the "Redemption Date"), all of the Company's outstanding Debentures. As of October 25, 1995, $42,032,000 principal amount of Debentures was outstanding.

     The following alternatives are available to holders of Debentures:

     1. Conversion into Common Stock. Convert the Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) into the Common Stock of the Company at a conversion price of $13.25 of principal amount of Debentures per share of Common Stock or approximately 75.47 shares of Common Stock for each $1,000 principal amount of Debentures. Cash will be paid in lieu of any fractional share in an amount equal to such fraction multiplied by the last reported sale price per share of Common Stock, regular way, on the day prior to the day of conversion or, if no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, on the NYSE. No payment or adjustment to the conversion price will be made on account of accrued interest on the Debentures. On October 30, 1995, the last reported sale price of the Common Stock on the NYSE Composite Tape was $20.75 per share. On the basis of such last reported sale price of the Common Stock, 75.47 shares of the Common Stock had a value (including cash in lieu of any fractional share, determined as set forth above) of $1,566.03. THE CONVERSION RIGHT EXPIRES AT 5:00 P.M., EASTERN TIME, ON DECEMBER 1, 1995.

     Substantially all of the Debentures are currently held in book-entry form through the facilities of The Depository Trust Company (the "Depository"). Accordingly, in order for a beneficial owner of an interest in a Debenture to exercise such owner's conversion rights, such owner must comply with the procedures of the Depository, if a participant in the Depository (a "participant"), or if such owner is not a participant in the Depository, through the procedures of the participant through which such owner owns its interest in the Debentures, to effect a conversion.

     The Company will decide, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion by the Company of any Debentures. Any defect or irregularity in the surrender or delivery of any document in connection with the conversion of Debentures may result in such Debentures not being converted into Common Stock and, therefore, being redeemed on the Redemption Date.

     SINCE IT IS THE TIME OF ACTUAL RECEIPT THAT DETERMINES WHETHER DEBENTURES HAVE BEEN PROPERLY PRESENTED FOR CONVERSION, SUFFICIENT TIME SHOULD BE ALLOWED FOR A BOOK-ENTRY TRANSFER TO BE MADE, PRIOR TO 5:00 P.M., EASTERN TIME, ON DECEMBER 1, 1995. DEBENTURES NOT ACTUALLY RECEIVED FOR CONVERSION BY THE TRUSTEE PRIOR TO SUCH TIME WILL BE REDEEMED AS SET FORTH BELOW.

     2. Sale in Open Market. Sell the Debentures in the open market at prevailing prices. Holders of Debentures who wish to sell their Debentures in the open market should consult with their own advisors regarding if and when they should sell their Debentures and the tax consequences thereof. Holders of Debentures may incur various fees and expenses in connection with any such sale.

     3. Redemption. Surrender the Debentures for redemption. Pursuant to the terms of the Indenture between the Company and State Street Bank and Trust Company as successor to The First National Bank of Boston, as Trustee (the "Trustee"), dated as of September 1, 1992, holders of Debentures will be entitled to receive upon redemption 105.67% of the principal amount of Debentures, plus accrued interest thereon from October 15, 1995, to the Redemption Date (the "Redemption Price"). The holder of $1,000 principal amount of Debentures redeemed at the Redemption Price would receive $1,070.16 in cash. Payment of the Redemption Price will be made by the Trustee, as redemption agent, on and after the Redemption Date upon receipt of the Debentures. On and after the Redemption Date, interest will cease to accrue (unless the Company defaults in the payment of the Redemption Price) and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price upon such surrender for redemption. All Debentures outstanding on the Redemption Date will be deemed to be redeemed by the

Company, whether or not they have been surrendered for redemption. Holders of Debentures should refer to the Notice of Redemption issued by the Trustee for information concerning how and where the Debentures are to be surrendered for payment of the Redemption Price.

     DEBENTURES NOT ACTUALLY RECEIVED FOR CONVERSION BY THE TRUSTEE PRIOR TO 5:00 P.M., EASTERN TIME, ON DECEMBER 1, 1995, WILL BE REDEEMED AS SET FORTH ABOVE ON THE REDEMPTION DATE.

     Based on the above-stated last reported sale price of the Common Stock on October 30, 1995, the market value of the Common Stock into which $1,000 principal amount of Debentures is convertible (including cash in lieu of any fractional share, determined as set forth above) would be $1,566.03, which amount is higher than the amount ($1,070.16) to be received upon redemption. The market price of the Common Stock received upon conversion, however, is subject to fluctuation, and a holder of Debentures may incur various transaction costs if such Common Stock is sold. Holders of Debentures are urged to obtain current market quotations for the Common Stock.

     SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $14.18 PER SHARE AT THE TIME OF CONVERSION, A HOLDER OF DEBENTURES WHO CONVERTS HIS OR HER DEBENTURES WILL RECEIVE COMMON STOCK AND CASH IN LIEU OF ANY FRACTIONAL SHARE (DETERMINED AS SET FORTH ABOVE) WITH A MARKET VALUE GREATER THAN THE AMOUNT OF CASH RECEIVABLE UPON THE REDEMPTION OF THE DEBENTURES.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the NYSE under the symbol "UW." Prior to July 20, 1993, the Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System ("Nasdaq/NMS"). The following table sets forth the high and low per share closing prices for the Common Stock for the calendar quarters indicated as reported on the NYSE for periods on and after July 20, 1993, and the high and low sales prices for the Common Stock as quoted on the Nasdaq/NMS for periods prior to July 20, 1993.

                                                              HIGH        LOW
                                                             -------    -------
                1993
                  First Quarter............................   $14.50     $13.25
                  Second Quarter...........................    13.75      11.75
                  Third Quarter............................    15.00      11.50
                  Fourth Quarter...........................    12.50       9.75
                1994
                  First Quarter............................   $15.00     $11.38
                  Second Quarter...........................    13.38      10.58
                  Third Quarter............................    15.13      11.50
                  Fourth Quarter...........................    15.13      11.00
                1995
                  First Quarter............................   $12.25     $10.13
                  Second Quarter...........................    16.00      11.50
                  Third Quarter............................    21.75      14.75
                  Fourth Quarter (through October 30,
                     1995).................................    21.63      19.75

     According to the Company's transfer agent, on September 30, 1995, there were 4,363 holders of record of the Company's Common Stock.

     The Company has never paid cash dividends on its Common Stock. Envirofil paid dividends on its preferred stock prior to its acquisition by the Company; the holders of such preferred stock received Common Stock in such acquisition, and no dividends have been paid by the Company. The Board of Directors of the Company presently intends to retain any earnings in the foreseeable future for the Company's business. In addition, payment of dividends on the Common Stock is restricted by the terms of the Company's bank credit agreement.

                                 CAPITALIZATION

     The following table sets forth the current maturities of long-term debt and the total capitalization of the Company as of June 30, 1995 on an actual basis and (i) as adjusted to reflect (a) additional borrowings by the Company subsequent to June 30, 1995, of $50.0 million under the Company's bank credit facility, (b) the sale of approximately 6.3 million shares of Common Stock in the 1995 Offering, the net proceeds from which, in the amount of approximately $117.9 million, were used to repay indebtedness outstanding under the credit facility, (c) the issuance of 137,500 shares of Common Stock upon the exercise of stock purchase warrants, and (ii) as further adjusted to give effect to the retirement of the Debentures, assuming all Debentures are converted into shares of Common Stock.

                                                                     AS OF JUNE 30, 1995
                                                            --------------------------------------
                                                                                        AS FURTHER
                                                             ACTUAL      AS ADJUSTED     ADJUSTED
                                                            ---------    -----------    ----------
                                                            (IN THOUSANDS)
Current maturities of long-term debt......................  $  29,655    $    27,572    $   27,572
                                                            =========    ===========    ==========
Long-term debt:
  Revolving Loan..........................................  $  70,000    $    31,612    $   31,612
  Term Loan...............................................    230,000        202,620       202,620
  Industrial Revenue Bonds................................     80,500         80,500        80,500
  Convertible Debentures(1)...............................     48,995         48,995            --
  Other long-term debt....................................     14,775         14,775        14,775
                                                            ---------    -----------    ----------
          Total long-term debt............................    444,270        378,502       329,507
                                                            ---------    -----------    ----------
Stockholders' equity:
  Common Stock, $.01 par value, 150,000,000 shares
     authorized, 51,025,056, 57,508,181, and 61,205,916
     shares issued, respectively(2).......................        510            575           612
  Additional paid-in capital..............................    521,043        640,099       688,682
  Accumulated deficit.....................................   (381,883)      (381,883)     (381,883)
  Less treasury stock at cost, 149,285 shares.............     (1,961)        (1,961)       (1,961)
                                                            ---------    -----------    ----------
          Total stockholders' equity......................    137,709        256,830       305,450
                                                            ---------    -----------    ----------
          Total capitalization............................  $ 581,979    $   635,332    $  634,957
                                                            =========    ===========    ==========

---------------

(1) As of October 25, 1995, an additional $6,963,000 in principal amount of Debentures has been converted into Common Stock.

(2) Excludes 5,142,089 shares issuable upon exercise of outstanding options and warrants at June 30, 1995.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the Company for each of the three years in the period ended December 31, 1994, have been derived from the audited consolidated financial statements of the Company and for the three-month and six-month periods ended June 30, 1994 and 1995, have been derived from the unaudited consolidated financial statements of the Company. The summary consolidated financial data should be read in conjunction with the separate consolidated financial statements and the related notes thereto of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein. See "Incorporation of Certain Information by Reference."

     The data set forth below include the accounts of all companies acquired through June 30, 1995. Companies acquired in transactions accounted for as poolings of interests have been combined as though these companies had always been members of the same operating group. Accordingly, such data have been restated throughout all relevant periods reported. The accounts of businesses acquired in transactions accounted for as purchases are included from their respective dates of acquisition.

     The unaudited data for the three months and six months ended June 30, 1994 and 1995, include, in the opinion of the Company's management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such periods. The results of operations of the interim periods are not necessarily indicative of the results that may be expected for the full year.

                                                                              FOR THE THREE MONTHS
                                                                                     ENDED                 FOR THE SIX MONTHS
                                       FOR THE YEAR ENDED DECEMBER 31,              JUNE 30,                 ENDED JUNE 30,
                                      ---------------------------------      ----------------------      ----------------------
                                        1992        1993        1994           1994          1995          1994          1995
                                      --------    --------    ---------      --------      --------      --------      --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data:
  Operating revenues................. $351,359    $382,234    $ 434,224      $113,514      $111,229      $211,485      $212,471
                                      --------    --------     --------      --------      --------      --------      --------
  Costs and expenses:
    Operating........................  208,928     217,345      257,370        66,754        63,597       124,987       121,877
    General and administrative.......   75,426      66,968       71,500        18,491        16,941        34,626        33,831
    Nonrecurring charges.............   51,047       2,672        8,863            --         4,040            --         4,733
    Merger costs.....................       --          --        3,782(1)      3,782(1)     25,073(2)      3,782(1)     25,073(2)
    Depreciation and amortization....   44,139      52,222       56,139        14,795        14,222        28,455        27,201
                                      --------    --------     --------      --------      --------      --------      --------
                                       379,540     339,207      397,654       103,822       123,873       191,850       212,715
                                      --------    --------     --------      --------      --------      --------      --------
  Income (loss) from operations......  (28,181)     43,027       36,570         9,692       (12,644)(3)    19,635          (244)(3)
                                      --------    --------     --------      --------      --------      --------      --------
  Other income (expense):
    Stockholder settlement and other
      litigation related costs.......  (10,853)     (5,500)     (79,400)           --            --            --            --
    Interest expense:
      Early redemption premiums, fees
        and nonrecurring interest....       --          --       (1,254)           --        (7,481)           --       (10,994)
      Other..........................  (35,840)    (35,975)     (32,084)       (8,368)       (7,890)      (16,507)      (16,103)
    Interest income..................    5,435       3,539        2,641           820           751         1,397         1,483
    Other, net.......................    1,699       1,915        1,877           381           254           541         1,367
                                      --------    --------     --------      --------      --------      --------      --------
        Total other income
          (expense)..................  (39,559)    (36,021)    (108,940)       (7,167)      (14,366)      (14,569)      (24,247)
                                      --------    --------     --------      --------      --------      --------      --------
  Income (loss) before income
    taxes............................  (67,740)      7,066      (72,370)        2,525       (27,010)        5,066       (24,491)
  Income tax provision(4)............      479       6,018        3,908           729           829         2,148         3,166
                                      --------    --------     --------      --------      --------      --------      --------
  Income (loss) from continuing
    operations.......................  (68,219)        988      (76,278)        1,796       (27,839)        2,918       (27,657)
  (Loss) from discontinued
    operations.......................   (1,407)         --           --            --            --            --            --
  Gain on discontinued operations,
    net of income taxes..............    1,836          --           --            --            --            --            --
  Extraordinary income from
    forgiveness of debt, net of
    income taxes.....................   10,066          --           --            --            --            --            --
                                      --------    --------     --------      --------      --------      --------      --------
  Net income (loss)..................  (57,724)        988      (76,278)        1,796       (27,839)(5)     2,918       (27,657)(5)
  Preferred dividends................      152         582          565           185            --           565            --
                                      --------    --------     --------      --------      --------      --------      --------
  Income (loss) available to common
    shareholders..................... $(57,876)   $    406    $ (76,843)     $  1,611      $(27,839)     $  2,353      $(27,657)
                                      ========    ========     ========      ========      ========      ========      ========
  Income (loss) from continuing
    operations per share............. $  (1.60)   $   0.01    $   (1.55)     $   0.03      $  (0.54)     $   0.05      $  (0.54)
                                      ========    ========     ========      ========      ========      ========      ========
  Income (loss) per common share..... $  (1.36)   $   0.01    $   (1.55)     $   0.03      $  (0.54)     $   0.05      $  (0.54)
                                      ========    ========     ========      ========      ========      ========      ========
  Weighted average number of common
    and common equivalent shares.....   42,707      45,885       49,671        49,199        51,704        48,880        51,409
                                      ========    ========     ========      ========      ========      ========      ========

                                                                          AS OF JUNE 30, 1995
                                                                        ------------------------
                                                                                     AS FURTHER
                                                                         ACTUAL      ADJUSTED(6)
                                                                        --------     -----------
Balance Sheet Data:
  Cash and cash equivalents...........................................  $ 41,710      $  42,608
  Working capital.....................................................     4,404          7,385
  Total assets........................................................   813,708        814,606
  Long-term debt, excluding current maturities........................   444,270        329,507
  Stockholders' equity................................................   137,709        305,450

---------------

(1) Reflects nonrecurring costs related to the merger of the Company and Envirofil, Inc. on May 27, 1994.

(2) Reflects nonrecurring costs related to the Chambers Merger, consisting of transaction costs ($11.9 million), severance and other termination benefits ($9.5 million), and nonrecurring costs relating to the integration of the operations of the combined companies ($3.7 million).

(3) Income (loss) from operations excluding unusual items and merger costs was $16.5 million and $29.6 million for the three and six months ended June 30, 1995, respectively.

(4) The Company may utilize Chambers' net operating loss carryforwards to offset future income for federal income tax purposes. As a result of an issuance of Common Stock in connection with one of the acquisitions in August 1995, an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, occurred, which will limit the Company's potential utilization of Chambers' net operating loss carry forwards to a maximum of approximately $32 million on an annual basis. In connection with the settlement relating to certain stockholder litigation of Chambers, the Company made a settlement payment of $75.6 million for the benefit of certain Chambers stockholders. The portion of such payment that is not characterized as a return of capital to such stockholders may be available as a deduction to the Company to offset taxable income.

(5) Net income (loss) before unusual items, merger costs and early redemption premiums, fees and nonrecurring interest was $7.7 million and $11.6 million for the three and six months ended June 30, 1995, respectively.

(6) Adjusted to reflect (i) additional borrowings by the Company subsequent to June 30, 1995, of $50.0 million under the Company's bank credit facility,
    (ii) the sale of approximately 6.3 million shares of Common Stock in the 1995 Offering, the net proceeds from which in the amount of approximately $117.9 million, were used to repay indebtedness outstanding under the credit facility, (iii) the receipt of approximately $1.3 million by the Company in connection with the issuance of 137,500 shares of Common Stock upon the exercise of stock purchase warrants, and (iv) the effect of retirement of the Debentures, assuming all Debentures are converted to Common Stock. See "Capitalization."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain anticipated United States federal income tax consequences to a holder of Debentures of the conversion, redemption, or sale of the Debentures. It deals only with Debentures held as capital assets and not with special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold Debentures that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, persons that are not United States holders, or persons whose functional currency is not the U.S. dollar. A United States holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a domestic corporation, or
(iii) otherwise subject to United States federal income taxation on a net income basis in respect of a Debenture. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. The Company has not requested a ruling from the Internal Revenue Service (the "Service") with respect to the matters discussed herein.

     HOLDERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE CONVERSION, SALE, OR REDEMPTION OF THE DEBENTURES.

CONVERSION

     In general, no gain or loss should be recognized by a holder of Debentures upon the conversion of a Debenture into Common Stock of the Company, except to the extent of any gain realized upon the receipt of cash in lieu of fractional shares. A Debentureholder's basis in the Common Stock received on conversion (including any fractional shares, which are deemed received and immediately disposed of) generally will equal such holder's basis at the time of conversion in the Debenture converted. A Debentureholder's holding period for the Common Stock received on conversion will include such holder's holding period of the Debenture converted.

SALE OR REDEMPTION

     In general, the sale or redemption of a Debenture will result in the recognition of gain or loss to a holder of Debentures in an amount equal to the difference between (i) the cash received in exchange for the Debenture less the amount attributable to accrued interest not previously included in income (which amount is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Debentures. Except as discussed below under "Market Discount," such gain or loss will be a capital gain or loss and will be long-term gain or loss if, at the time of such disposition, the Debentures had been held for more than one year.

MARKET DISCOUNT

     Special rules will apply to Debentures acquired with market discount. A market discount note is, generally, a Debenture the stated redemption price at maturity of which exceeds the Debentureholder's basis in the Debenture immediately after acquisition. Generally, any gain recognized on the sale or redemption of a market discount Debenture will be treated as ordinary income to the extent of the accrued market discount on such note not previously included in income. Market discount accrues either ratably or at a constant yield to maturity, at the election of the Debentureholder. A holder of a market discount Debenture also may elect to take market discount into income as it accrues.

     Although the matter is not free from doubt, a holder of a Debenture with market discount should not have to recognize income on the conversion of the Debenture, even with respect to market discount that has accrued but has not been taken into account. Market discount not recognized on conversion will carry over to the Common Stock acquired upon conversion thereof and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such Common Stock, including any deemed disposition of fractional shares of Common Stock for cash at the time of conversion.

BACKUP WITHHOLDING

     In general, backup withholding at a rate of 31% will apply to payments of the proceeds of a sale, redemption or conversion of a Debenture if the holder is not an "exempt recipient" and fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Individuals generally are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. To prevent backup withholding from the payment of cash in lieu of a fractional share or the payment of the Redemption Price, any holder (other than an exempt payee such as a corporation or tax-exempt organization) who has not previously provided a valid IRS Form W-9 relating to the holder's Debentures should provide a completed Form W-9 upon surrendering Debentures for conversion or redemption.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 150,000,000 shares of Common Stock, par value $0.01 per share, of which 53,848,249 shares were outstanding at September 30, 1995. The Company is also authorized to issue 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), none of which are outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.

     Subject to the rights of any holders of Preferred Stock, holders of record of shares of Common Stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of the Company, holders of Common Stock are entitled to participate ratably in any distribution of the assets of the Company, subject to any prior rights of holders of any outstanding Preferred Stock.

     Holders of Common Stock have no conversion, redemption, or preemptive rights. All outstanding shares of Common Stock are, and the Shares offered hereby will be, upon issuance and sale, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further approval of the stockholders, to issue the Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges, and limitations. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of Common Stock, and dividend or liquidation preferences that would restrict Common Stock dividends or adversely affect the assets available for distribution to holders of shares of Common Stock upon the Company's dissolution.

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors from time to time without further stockholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital, and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston, Boston, Massachusetts.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of the Company provides that the directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). The foregoing limitation does not eliminate or limit the liability of a director for any breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit, or for approval of the unlawful payment of a dividend or an unlawful stock purchase or redemption. The Certificate of Incorporation of the Company also provides that the Company shall indemnify, and advance litigation expenses to, its officers, directors, employees, and agents to the fullest extent permitted by the DGCL and all other laws of the State of Delaware.

     The DGCL provides that the Company has the power to indemnify any person who is sued or threatened to be made a named party in a proceeding, other than an action by or in the right of the Company, because such person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses actually and reasonably incurred by him in connection with such proceeding. In order to be indemnified, the person must have (1) acted in good faith; (2) acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company; and (3) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification includes attorneys' fees, judgments, fines, and amounts paid in settlement.

     The DGCL also provides that the Company may indemnify any person who is sued or threatened to be made a named party in a proceeding by or in the right of the Company to procure a judgment in its favor because such person is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. In order to be indemnified, the person must have conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. No indemnification may be made, however, with respect to any claim, issue, or matter as to which such person shall have been judged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

     Indemnification by the Company is subject to a determination that the director, officer, employee, or agent has met the applicable standard of conduct. The determination must be made (1) by a majority vote of a quorum of the Board of Directors, consisting only of directors who were not parties to such action, suit or proceeding; (2) if such a quorum cannot be obtained, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the stockholders of the Company.

     The Company has entered into an Indemnification Agreement with each of its directors and executive officers (the "Indemnitees") pursuant to which the Company has agreed to indemnify and hold each of the Indemnitees harmless from and against all expenses, including reasonable fees and expenses of counsel, and all liabilities, including the amounts of any judgments, fines, penalties, excise taxes, and amounts paid in settlement actually incurred by an Indemnitee in connection with any threatened, pending or completed claim, action (including any action by or in the right of the Company), suit, or proceeding (whether formal or informal, or civil, criminal, administrative, legislative, arbitrative, or investigative) in respect of which the Indemnitee is, was, or at any time becomes, or is threatened to be made, a party, witness, subject, or target, by reason of the fact that the Indemnitee is or was an authorized representative of the Company; provided, however, no indemnity shall be paid on account of the Indemnitee's conduct that is finally adjudged to constitute willful misconduct or to have been knowingly fraudulent, deliberately dishonest, or from which the Indemnitee derives an improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or person controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions of a Standby Agreement (the "Standby Agreement"), Sanders Morris Mundy Inc. (the "Purchaser") has agreed to purchase from the Company the Redemption Shares.

     The Purchaser may purchase Debentures in the market or otherwise prior to the Expiration Date and has agreed to convert into Common Stock all of the Debentures which it so purchases.

     The Company has been advised that the Purchaser proposes to offer any Common Stock purchased from the Company or acquired on conversion by the Purchaser of Debentures for resale as set forth on the cover page of this Prospectus. The Purchaser may also make sales to certain securities dealers at prices which may reflect concessions from the prices at which the shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. The sales of Common Stock so offered are offered by the Purchaser subject to prior sale, when, as, and if received by the Purchaser, and subject to its right to reject orders in whole or in part. The Purchaser has agreed to remit to the Company not less than 75% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the Redemption Price of the Shares if the number of Redemption Shares is equal to or less than 369,811 and not less than 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the Redemption Price of the Shares if the number of Redemption Shares is greater than 369,811.

     Pursuant to the Standby Agreement, the Company has agreed to pay to the Purchaser for the commitments undertaken by it under the Standby Agreement (i) $200,000 (the "Standby Fee"), (ii) the Purchaser's out-of-pocket expenses incurred in connection herewith, including fees and disbursements of counsel, and (iii) $.40 per share for each share of Common Stock purchased by the Purchaser pursuant to the Standby Agreement. If the Purchaser does not purchase any Shares, in addition to paying the Purchaser the Standby Fee the Company has agreed to reimburse the Purchaser for the fees and disbursements of its counsel.

     During the period beginning from the date of this Prospectus and continuing to and including the Redemption Date, and, if the Purchaser purchases any Shares, further continuing and including the date ending 90 days after the Redemption Date, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock of the Company, any securities of the Company substantially similar to the Common Stock or any securities convertible into or exchangeable for shares of Common Stock or any such substantially similar security (except for any securities, issued, offered, sold or disposed of by the Company to its stock option and other benefit plans maintained for its officers, directors, and employees or Common Stock issued or distributed in connection with the conversion of any security of the Company outstanding on the date of the Prospectus) without the Purchaser's prior written consent.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Purchaser may be required to make in respect thereof.

     The Purchaser may assist in the solicitation of conversions by holders of Debentures but will receive no commission therefor.

     Purchaser has from time to time performed various investment banking and other financial services for the Company, for which it has received customary compensation. These services have included acting as a managing underwriter of the public offering of the Debentures. Two of the Company's directors, John E. Drury and George L. Ball, are directors and shareholders of the Purchaser.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Snell & Smith, A Professional Corporation, Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company (i) as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A, and are included and incorporated by reference into the Company's Joint Proxy Statement and Prospectus dated May 19, 1995, and (ii) the supplemental consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, which are included in the Company's Current Report on Form 8-K dated June 30, 1995, incorporated in this Prospectus by reference have been audited by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Envirofil for the year ended June 30, 1993 incorporated by reference in this Prospectus, and the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993, incorporated into this Prospectus by reference to Envirofil's Form 8-K filed with the Commission on February 28, 1994, as amended by Envirofil's Form 8-K/A filed with the Commission on May 11, 1994, have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Chambers at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated June 30, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which contain an explanatory paragraph describing a change in the method of accounting for contributions), which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

======================================   ======================================




                                                     3,172,226 SHARES


                                                        USA WASTE
                                                      SERVICES, INC.



                                                       COMMON STOCK



                                                   --------------------

                                                        PROSPECTUS
                                                   --------------------



                                                   SANDERS MORRIS MUNDY



                                                     NOVEMBER 1, 1995



======================================   ======================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Securities and Exchange Commission registration fees......................  $ 22,698
    NYSE fees.................................................................    10,000*
    Trustees' and transfer agent fees.........................................    15,000*
    Printing and engraving....................................................    50,000*
    Legal services............................................................    20,000*
    Accounting services.......................................................    25,000*
    Blue sky fees and expenses................................................       500*
    Miscellaneous expenses....................................................    31,802*
                                                                                --------
              Total...........................................................  $175,000*
                                                                                ========

---------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the Delaware General Corporation Law provides that the certificate of incorporation of a Delaware corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law,
(iii) under Section 174 of this title, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The Restated Certificate of Incorporation of the registrant includes the following provisions:

          Seventh: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of Delaware. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification. Neither this Restated Certificate of Incorporation nor any amendment, alteration, or repeal of this Article, nor the adoption of any provision of the Restated Certificate of Incorporation inconsistent with this Article, shall adversely effect, eliminate, or reduce any right or protection of a director of the Corporation hereunder with respect to any act, omission or matter occurring, or any action, suit, or claim that, but for this Article, would accrue or arise, prior to the time of such amendment, modification, repeal, or adoption of an inconsistent provision. All references in this Article to a "director" shall also be deemed to refer to such person or persons, if any, who pursuant to a provision of the Restated Certificate of Incorporation in accordance with subsection (a) of Section 141 of the Delaware General Corporation Law, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by the Delaware General Corporation Law.

     Section 145 of the Delaware General Corporation Law provides as follows:

     145. INDEMNIFICATION OF OFFICERS DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. -- (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (a) or (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees), actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under the provisions of subsection (a) or (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) or (b) of this section. Such determination shall be made (1) by a majority vote of directors who were not parties to such action suit or proceeding even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by the provisions of this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expense provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was servicing at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services, by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section, unless otherwise provided when authorized or ratified, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Restated Certificate of Incorporation of the registrant includes the following provision:

          Eighth: This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or any of its direct or indirect subsidiaries or while such a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

     The Bylaws of the registrant include indemnification provisions that generally provide indemnification to directors and officers of the registrant in the manner and to the extent permitted by Section 145 of the Delaware General Corporation Law. However, the provisions corresponding to subsections 145(a) and
(b) are mandatory rather than permissive.

     The registrant has entered into Indemnification Agreements with each of its directors and executive officers. Such Indemnification Agreements provide that such persons (the "Indemnitees") will be indemnified and held harmless from all expenses, including (without limitation) reasonable fees and expenses of counsel, and all liabilities, including (without limitation) the amount of any judgments, fines, penalties, excise taxes and amounts paid in settlement, actually incurred by an Indemnitee with respect to any threatened, pending or completed claim, action (including any action by or in the right of the registrant), suit or proceeding (whether formal or informal, or civil, criminal, administrative, legislative, arbitrative or investigative) in respect of which such Indemnitee is, was or at any time becomes, or is threatened to be made, a party, witness, subject or target, by reason of the fact that such Indemnitee is or was a director, officer, agent or fiduciary of the registrant or serving at the request of the registrant as a director, officer, employee, fiduciary or representative of another enterprise. Such Indemnification Agreements also provide that the registrant, if requested to do so by an Indemnitee, will advance to such Indemnitee, prior to final disposition of any proceeding, the expenses actually incurred by the Indemnitee subject to the obligation of the Indemnitee to refund if it is ultimately determined that such Indemnitee was not entitled to indemnification.

     The Company has a directors and officers reimbursement and liability insurance policy that insures the Company's directors and officers against certain liabilities.

     The Standby Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification and contribution by the Purchaser with respect to certain liabilities of the registrant, its directors, officers, and other controlling persons, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

        *1.1        --  Form of Standby Agreement.
         4.1        --  Restated Certificate of Incorporation of the Registrant [Incorporated
                        by reference to Exhibit 3.1 of the Registrant's Registration Statement
                        on Form S-4, File No. 33-60103].
         4.2        --  Bylaws of the Registrant [Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-4, File No.
                        33-60103].
         4.3        --  Indenture dated September 1, 1992 (including form of Debenture), between the Registrant and The First National Bank of Boston, as
                        Trustee, with respect to the 8 1/2% Convertible Subordinated
                        Debentures Due 2002 [Incorporated by reference to Exhibit 4.1 of the
                        Registrant's Registration Statement on Form S-1, File No. 33-50918].
        *5.1        --  Opinion of Snell & Smith, A Professional Corporation.
       *23.1        --  Consent of Snell & Smith, A Professional Corporation [Included in
                        Exhibit 5.1].
       *23.2        --  Consent of Coopers & Lybrand L.L.P.
       *23.3        --  Consent of Arthur Andersen LLP.
       *23.4        --  Consent of Deloitte & Touche LLP.
       *24.1        --  Powers of Attorney (Included on Page II-8).
       *99.1        --  Notice of Redemption of Debentures.

---------------

* Filed herewith

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on October 31, 1995.

                                            USA WASTE SERVICES, INC.

                                            By:    /s/  JOHN E. DRURY
                                               ------------------------------
                                               John E. Drury, Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of USA Waste Services, Inc., hereby severally constitute Earl E. DeFrates and Gregory T. Sangalis, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names, in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable USA Waste Services, Inc. to comply with the provisions of the Securities Act of 1933 as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Witness our hands on the date set forth below.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on October 31, 1995.

                  SIGNATURE                                          TITLE
             /s/  JOHN E. DRURY                  Chairman of the Board and Chief Executive
--------------------------------------------       Officer
              John E. Drury

      /s/  DONALD F. MOOREHEAD, JR.              Vice Chairman of the Board and Chief
--------------------------------------------       Development Officer
        Donald F. Moorehead, Jr.

       /s/  DAVID SUTHERLAND-YOEST               President, Chief Operating Officer, and
--------------------------------------------       Director
         David Sutherland-Yoest

          /s/  EARL E. DEFRATES                  Executive Vice President, Chief Financial
--------------------------------------------       Officer and Treasurer
            Earl E. DeFrates

          /s/  BRUCE E. SNYDER                   Vice President and Corporate Controller
--------------------------------------------       (Chief Accounting Officer)
             Bruce E. Snyder

        /s/  JOHN G. RANGOS, SR.                 Vice Chairman of the Board
--------------------------------------------
           John G. Rangos, Sr.

        /s/  ALEXANDER W. RANGOS                 Executive Vice President for Development and
--------------------------------------------       Director
           Alexander W. Rangos

           /s/  GEORGE L. BALL                   Director
--------------------------------------------
             George L. Ball

        /s/  RICHARD J. HECKMANN                 Director
--------------------------------------------
           Richard J. Heckmann

         /s/  WILLIAM E. MOFFETT                 Director
--------------------------------------------
           William E. Moffett

          /s/  PETER J. GIBBONS                  Director
--------------------------------------------
            Peter J. Gibbons


                              INDEX TO EXHIBITS


Exhibit No.                       Description
-----------                       -----------

    1.1           Form of Standby Agreement.

    5.1           Opinion of Snell & Smith, A Professional Corporation.

   23.2           Consent of Coopers & Lybrand L.L.P.

   23.3           Consent of Arthur Andersen LLP.

   23.4           Cosnent of Deloitte & Touche LLP.

   99.1           Notice of Redemption of Debentures.